SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September, 2006
HDFC BANK LIMITED
(Translation of registrant’s name into English)
HDFC Bank House, Senapati Bapat Marg,
Lower Parel, Mumbai 400 013, India
(Address of principal executive offices)
Indicate by check mark whether the registrant
files or will file annual reports under cover of
Form 20-F or Form 40-F
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by
furnishing the information contained in this Form is
also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities and Exchange Act of 1934
Yes ☐ No ☑

SIGNATURES
EXHIBIT INDEX
EX-1 PRESS RELEASE TO NYSE
EX-2 LETTER TO BOMBAY STOCK EXCHANGE

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: 7th September, 2006	HDFC BANK LIMITED

/s/ Vinod Yennemadi
Name : Vinod Yennemadi
Title: Country Head- Finance, Taxation,
Administration and Secretarial
EXHIBIT INDEX
          The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.
Exhibit I
Description
Press release issued to the New York Stock Exchange intimating the proposal to invest in the equity shares of United Western Bank Limited, a public limited company engaged in the business of banking.
Exhibit 2
Letter issued by HDFC Limited to Bombay Stock Exchange Limited and National Stock Exchange of India Limited.